UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

 (Amendment No. _)

Southern USA Resources Inc.
(Name of Issuer) COMMON STOCK, PAR VALUE $.000001 PER SHARE
(Title of Class of Securities) 844027102
(CUSIP Number) Darren Ofsink, Esq. Ofsink, LLC 900 Third Avenue, 5th Floor New York, New York 10022 Tel. No. (646) 627-7326
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 22, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 844027102	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tara Ofsink
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,974,664
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,974,664
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,974,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 844027102	13D	Page 3 of 5 Pages

Item 1.               Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, par value $0.000001 per share (the “Common Stock”), of Southern USA Resources Inc., a Delaware corporation (the “Company”) and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”). The principal executive office and mailing address of the Company is 765 Mountain View Road, Ashland, AL 36251.

Item 2.               Identity and Background.

(a)  This Statement on Schedule 13D is filed by Tara Ofsink (the "Reporting Person").

(b)  The residence of the Reporting Person is 2375 Lindenmere Drive, Merrick, NY 11566.

(c)  Mrs. Ofsink is a homemaker.

(d) & (e) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Mrs. Ofsink is a U.S. citizen.

Item 3.               Source and Amount of Funds or Other Consideration.

On January 22, 2013, the Reporting Person purchased 2,974,664 shares of restricted Common Stock from Charles H. Merchant in a private transaction for a total purchase price of $297.47.

Item 4.               Purpose of Transaction.

The Reporting Person acquired 2,974,664 shares of Common Stock as described in Item 3 herein.

Except as described above, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 844027102	13D	Page 4 of 5 Pages

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.               Interest in Securities of the Issuer.

(a),(b)  As of the date hereof, the Reporting Person may be deemed to beneficially own 2,974,664 shares of Common Stock, which represent approximately 8.9% of 33,395,824 shares of Common Stock outstanding as of January 23, 2013.

(c) Other than transactions in the shares of Common Stock reported herein, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)  Not applicable.

(e)  Not applicable.

Item 6.               Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.               Material to be Filed as Exhibits.

Stock Purchase Agreement dated January 22, 2013 by and between Charles H. Merchant, Sr. and Tara Ofsink.

CUSIP No. 844027102	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

/s/ Tara Ofsink
Tara Ofsink

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made and entered into as of January 22, 2013 by and between Charles H. Merchant, Sr. (the "Seller") and Tara Ofsink (the “Purchaser”).

WHEREAS, Seller owns 29,000,000 shares of common stock, par value $0.000001 per share (the “Common Stock”), of Southern USA Resources Inc., a Delaware corporation (the “Company”); and

WHEREAS, the Purchaser desires to acquire from the Seller, and the Seller desires to sell to the Purchaser 2,974,664 shares of Common Stock (the “Shares”) in the manner and on the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of these premises, the mutual covenants and agreements herein contained and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

1.
Agreement to Purchase and Sell the Stock. At the Closing, based upon the representations, warranties, covenants and agreements of the parties set forth in this Agreement, the Purchaser shall acquire from the Seller, and the Seller shall sell to the Purchaser, the Shares for a purchase price of $0.0001 per share (the “Purchase Price”) in a private sale exempt from registration under the Shares Act of 1933, as amended (the "Act").

2.
Closing And Payment. The closing, at which the Shares will be conveyed to Purchaser, shall be held simultaneously with the execution of this Agreement (the “Closing”). At the Closing, (i) the Seller shall deliver or cause to be delivered to the Purchaser original certificates representing the Shares being sold by the Seller to the Purchaser pursuant to Section 1 hereof along with medallion guaranteed stock powers for such certificates duly executed in blank, and (ii) the Purchaser shall deliver or cause to be delivered to the Seller the payment by wire transfer of the Purchase Price in immediately available funds to the account designated by Seller in writing prior to the Closing, or by such other means as the parties may agree upon in writing.

3.	Representations and Warranties of Seller. Seller hereby represents and warrants to Purchaser that:

3.1
Capacity of the Seller; Authorization; Execution of Agreements.  The Seller has all requisite power, authority and capacity to enter into this Agreement and to perform the transactions and obligations to be performed by it hereunder.  This Agreement constitutes a valid and legally binding agreement of the Seller, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws of the United States (both state and federal), affecting the enforcement of creditors’ rights or remedies in general from time to time in effect and the exercise by courts of equity powers or their application of principles of public policy.

3.2
Brokers, Finders, and Agents.  The Seller is not, directly or indirectly, obligated to anyone acting as broker, finder or in any other similar capacity in connection with this Agreement or the transactions contemplated hereby.  No Person has or, immediately following the consummation of the transactions contemplated by this Agreement, will have, any right, interest or valid claim against the Company, the Seller or the Purchaser for any commission, fee or other compensation as a finder or broker in connection with the transactions contemplated by this Agreement, nor are there any brokers’ or finders’ fees or any payments or promises of payment of similar nature, however characterized, that have been paid or that are or may become payable in connection with the transactions contemplated by this Agreement, as a result of any agreement or arrangement made by the Seller.

3.3
Title to Shares. The Seller is the sole record and beneficial owner of the Shares and has sole managerial and dispositive authority with respect to the Shares.  The Seller has not granted any person a proxy with respect to the Shares that has not expired or been validly withdrawn.  The sale and delivery by the Seller of the Shares to the Purchaser pursuant to this Agreement will vest in the Purchaser legal and valid title to the Shares, free and clear of all liens, security interests, adverse claims or other encumbrances of any character whatsoever, other than encumbrances created by the Purchaser and restrictions on the resale of the Shares under applicable securities laws.

3.4
Disclosure. The Seller acknowledges and agrees that the representations and warranties by the Seller in this Section 3 are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstance under which they were made.

4.	Representations, Warranties and Certain Agreements of Purchaser. Purchaser hereby represents and warrants to, and agrees with, Seller that:

4.1
Capacity of the Purchaser; Authorization; Execution of Agreements.  The Purchaser has all requisite power, authority and capacity to enter into this Agreement and to perform the transactions and obligations to be performed by it hereunder.  This Agreement constitutes a valid and legally binding agreement of the Purchaser, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws of the United States (both state and federal), affecting the enforcement of creditors’ rights or remedies in general from time to time in effect and the exercise by courts of equity powers or their application of principles of public policy.

4.2
Investment Intent.  The Shares being purchased hereunder by the Purchaser are being purchased for his/her or its own account and are not being purchased with the view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Act.  The Purchaser understands that such Shares have not been registered under the Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the Act pursuant to Section 4(2) thereof and/or the provisions of Rule 506 of Regulation D promulgated thereunder, and under the securities laws of applicable states.  The Purchaser further understands that the certificates representing such Shares shall bear a legend substantially similar to the following and agrees that it will hold such Shares subject thereto:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS.  NEITHER THIS SECURITY NOR ANY PORTION HEREOF OR INTEREST HEREIN MAY BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS THE SAME IS REGISTERED UNDER SAID ACTS AND APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE COMPANY SHALL HAVE RECEIVED, AT THE EXPENSE OF THE HOLDER HEREOF, EVIDENCE OF SUCH EXEMPTION REASONABLY SATISFACTORY TO THE COMPANY (WHICH MAY INCLUDE, AMONG OTHER THINGS, AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY).

4.3
Disclosure.  The Purchaser acknowledges and agrees that the representations and warranties by the Purchaser in this Section 4 are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstance under which they were made.  The Purchaser acknowledges and agrees that the Seller does not make and has not made (i) any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3, or (ii) any statement, commitment or promise to the Purchaser or any of its representatives which is or was an inducement to the Purchaser to enter into this Agreement, other than as set forth in this Agreement.

4.4
Information Concerning the Company. Purchaser has conducted his own due diligence with respect to the Company and believes he has enough information upon which to base an investment decision in the Shares.

4.5
Investment Experience. The Purchaser understands that the purchase of the Shares involves substantial risk.  The Purchaser (a) has experience as a Purchaser in securities of companies in the development stage and acknowledges that it can bear the economic risk of Purchaser’s investment in the Shares and (b) has such knowledge and experience in financial, tax, and business matters so as to enable Purchaser to evaluate the merits and risks of an investment in the Shares, to protect Purchaser’s own interests in connection with the investment, and to make an informed investment decision with respect thereto.

4.6	Accredited Investor Status. The Purchaser is an “Accredited Investor” within the meaning of Rule 501 of Regulation D promulgated under the Act.

4.7
Brokers, Finders, and Agents.  The Purchaser is not, directly or indirectly, obligated to anyone acting as broker, finder, or in any other similar capacity in connection with this Agreement or the transactions contemplated hereby.  No person has or, immediately following the consummation of the transactions contemplated by this Agreement, will have, any right, interest or valid claim against the Company, the Seller or the Purchaser for any commission, fee or other compensation as a finder or broker in connection with the transactions contemplated by this Agreement, nor are there any brokers’ or finders’ fees or any payments or promises of payment of similar nature, however characterized, that have been paid or that are or may become payable in connection with the transactions contemplated by this Agreement, as a result of any agreement or arrangement made by the Purchaser.

5.	General Provisions.

5.1
Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties, except that Purchaser may not assign or transfer any of his rights or obligations under this Agreement.

5.2
Governing Law; Jurisdiction. Any dispute, disagreement, conflict of interpretation or claim arising out of or relating to this Agreement, or its enforcement, shall be governed by the laws of the State of New York.  Seller and Purchaser hereby irrevocably and unconditionally submit, for themselves and their property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court.

5.3
Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.  A telefaxed or e-mailed PFF copy of this Agreement shall be deemed an original.

5.4
Notices.  Any notice, request or other communication required or permitted hereunder shall be in writing and be deemed to have been duly given (a) when personally delivered or sent by facsimile transmission (the receipt of which is confirmed in writing), (b) one business day after being sent by a nationally recognized overnight courier service or (c) five business days after being sent by registered or certified mail, return receipt requested, postage prepaid, to the parties at their respective addresses set forth below.

If to the Seller:	Charles H. Merchant, Sr. 765 Mountain View Road Ashland, AL 36251 E-mail: charlesmerchant@yahoo.com
if to the Purchaser	Tara Ofsink 2375 Lindenmere Drive Merrick, NY 11566 E-mail: t_greiff@yahoo.com

5.5
Headings. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.  All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

5.6	Costs, Expenses. Each party hereto shall bear its own costs in connection with the preparation, execution and delivery of this Agreement.

5.7
Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Seller and the Purchaser.  No delay or omission to exercise any right, power, or remedy accruing to the Purchaser, upon any breach, default or noncompliance of the Seller under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring.  All remedies, either under this Agreement, by law, or otherwise afforded to the Purchaser, shall be cumulative and not alternative.

5.8
Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

5.9
Entire Agreement. This Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings duties or obligations between the parties with respect to the subject matter hereof.

5.10
Further Assurances. From and after the date of this Agreement, upon the request of the Purchaser or Seller, Purchaser and Seller shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first above written.

THE SELLER:

Charles H. Merchant

THE PURCHASER:

Tara Ofsink